FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated August 11, 2008 by Excel Maritime Carriers Ltd. Reports Second Quarter 2008 Diluted EPS of $3.14 and Declares Dividend of $0.40 Per Share

Exhibit 1

Excel Maritime Reports Second Quarter 2008 Diluted EPS of $3.14 and Declares Dividend of $0.40 Per Share

ATHENS, GREECE – August 11, 2008 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the second quarter ended June 30, 2008.

Second Quarter and Year to Date Highlights:

•

On April 15, 2008, the Company successfully completed the acquisition of Quintana Maritime Limited, creating a combined company that operates a fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.7 years;

•

The second quarter 2008 results include the consolidated results of Excel and Quintana starting from April 16, 2008. In this respect, approximately $14.1 million of revenues earned by Quintana between April 1 and April 15, 2008 have not been included in the second quarter results;

•

Revenues from operations increased by approximately 451% to $205.5 million in the second quarter of 2008 compared to $37.3 million in the corresponding period in 2007. Revenues include non-cash adjustments of approximately $75.7 million, relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana;

•

Net income increased by approximately 534% to $126.8 million or $3.14 per diluted share, compared to $20.0 million or $1.00 per diluted share in the second quarter of 2007. Net income includes a non-cash interest-rate swap gain in the period of approximately $22.8 million compared to $0.3 million in the second quarter of 2007.

•

Adjusted EBITDA was approximately $88.6 million compared to $23.7 million in the second quarter of 2007, an increase of approximately 274%;

•

An average of 42.2 vessels were operated earning a blended average adjusted time charter equivalent, net rate of $33,329 per day compared to $25,142 per day for the second quarter of 2007;

•

The Company increased its quarterly minimum dividend guidance by 100% to $0.40 per share.

Second Quarter 2008 Results:

The acquisition of Quintana was accounted for using the “purchase method” of accounting, whereby all Quintana’s assets were fair valued, resulting in goodwill of approximately $321m. In particular, all Quintana’s time charters were fair valued, giving rise to significant deferred assets and liabilities that will be amortized to income over their remaining lives.

The second quarter results reflect consolidated Excel-Quintana results from April 16, the day following the closing of the Quintana acquisition transaction. In this respect, revenues and expenses from ex-Quintana vessels start contributing to Excel’s results from April 16 onwards. The first quarterly results that will reflect a full quarter’s operations of the combined entity will be the third quarter of 2008.

For the second quarter of 2008, Excel reported net income of $126.8 million, or $3.14 per diluted share, compared to net income of $20.0 million, or $1.00 per diluted share, in the second quarter of 2007. The second quarter 2008 results include a non-cash unrealized interest-rate swap gain of $22.8 million due to increased forward interest rates during the period compared to an unrealized interest-rate swap gain of $0.2 million in the corresponding period in 2007. Swap gains and losses are recorded in income as they do not meet the criteria for hedge accounting. The second quarter results of 2007 also include a gain on sale of vessels of $6.2 million whereas no such gains were recorded in the second quarter of 2008. Before the unrealized swap gains and gain on sale of vessels, adjusted net income is $104.0 million, or $2.58 per adjusted diluted share, compared to $13.5 million or $0.68 per share in the second quarter 2007, an increase of approximately 670%.

Revenues for the second quarter of 2008 amounted to $205.5 million as compared to $37.3 million for the same period in 2007, an increase of approximately 451%. Included in revenues for the second quarter of 2008 are $75.7 million of non-cash revenues relating to the amortization of underwater time charters. There were no such non-cash revenue adjustments recorded in the corresponding period in 2007.

General and administrative expenses for the second quarter of 2008 include one-off charges as a result of the merger of approximately $1.9 million, or $0.05 per diluted share. In addition the Company initiated a stock based incentive program. Amortization cost relating to the plan during the quarter was approximately $2.6 million or $0.06 per diluted share.

Adjusted EBITDA for the second quarter of 2008 was $88.6 million compared to $23.7 million for the second quarter of 2007, an increase of approximately 274%. Adjusted EBITDA for the second quarter excludes bareboat charter amortization of approximately $8.3 million relating to favorable bareboat time charters that were fair valued upon the acquisition of Quintana and reflected as an asset on Excel’s balance sheet. The amortization increases charter hire expense on Excel’s income statement and there was no such amortization in the corresponding period in 2007. It also excludes the amortization of unfavorable time charters as discussed above. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

An average of 42.2 vessels were operated during the second quarter of 2008 earning a blended average adjusted time charter equivalent rate of $33,329 per day, compared to an average of 16.4 vessels operated during the second quarter of 2007 earning a blended average time charter equivalent rate of $25,142 per day.

Stamatis Molaris, President and Chief Executive Officer of Excel, stated, “The second quarter results demonstrate the significant growth of Excel following the acquisition of Quintana, even though Quintana’s results are not fully reflected in the second quarter 2008 results. The acquisition has completely transformed Excel in terms of growth prospects as well as cash flow security. The recent minimum dividend guidance of $0.40 per share is a reflection of Excel’s strong financial position. We are all very optimistic for our future performance despite the recent market volatility. The significant time charter cover inherited from Quintana provides a stable platform for us to enhance our performance and enhance returns for our shareholders in the future.”

Six Months to June 30, 2008

For the six-month period ended June 30, 2008, Excel reported net income of $165.2 million, or $5.50 per diluted share, compared to net income of $32.2 million, or $1.61 per diluted share, for the corresponding period in 2007. The first half 2008 results include a non-cash unrealized swap gain of $21.0 million compared to an unrealized swap gain of $0.3 million in the first half of 2007. The first half results of 2007 also include a gain on sale of vessels of $6.2 million whereas no such gains were recorded in the first half of 2008. Before the unrealized swap gains and gain on sale of vessels, adjusted net income is $144.2 million, or $4.80 per adjusted diluted share, compared to $25.8 million or $1.29 per share in the first half 2007, an increase of approximately 459%.

Revenues for the six months to June 30, 2008 amounted to $275.3 million as compared to $73.4 million for the same period in 2007, an increase of 275%. Included in revenues for the first half of 2008  is a non-cash time charter amortization of $75.7 million, as discussed above. There were no such non-cash revenues recorded in the corresponding period in 2007.

Adjusted EBITDA for the first half of 2008 was $140.7 million compared to $46.4 million for the first half of 2007, an increase of approximately 203%. Adjusted EBITDA for the first half of 2008 excludes bareboat charter amortization of approximately $8.3 million relating to favorable bareboat time charters. There was no such amortization in the corresponding period in 2007. It also excludes the amortization of unfavorable time charters as discussed above. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

An average of 30.1 vessels were operated during the first half of 2008 earning a blended average adjusted time charter equivalent rate of $35,786 per day, compared to an average of 16.7 vessels operated during the second quarter of 2007 earning a blended average time charter equivalent rate of $23,760 per day.

Time Charter Coverage:

The current combined fleet charter coverage, after the acquisition of Quintana’s fleet, for the second half of 2008 and for the full years 2009 and 2010 is expected to be approximately 80%, 59% and 50% respectively. As a result, the projected net revenues under fixed time charters for the second half of 2008 and for the full years 2009 and 2010 is expected to be approximately $207 million, $280 million and $221 million respectively, before any non-cash revenue adjustments.

During the remaining part of 2008 Excel will have 8 Panamax vessels, 2 Supramax vessels and 5 Handymax vessels rolling off from their current charters.

Stamatis Molaris, President and Chief Executive Officer of Excel, stated, “Post-merger, Excel’s combined fleet is deployed in a more balanced employment approach. We are taking advantage of the positive rate environment to expand our charter coverage for 2009 and beyond to secure consistent cash flows and ongoing profitability to our shareholders, while at the same time we are benefitting from operating certain part of our fleet under short-term period charters or in the spot market.”

Dividend Guidance:

The Board of Directors has declared a dividend of $0.40 per share, payable on September 15, 2008 to all shareholders of record as of September 1, 2008. Inclusive of this dividend, Excel Maritime has declared an aggregate dividend of $1.40 per share since May 2007. The dividend payment of $0.40 per share is consistent with the guidance provided by the Board of Directors. The Board retains the authority to alter the dividend policy at its discretion.

Conference Call details:

Today, August 11, 2008 at 10:00 A.M. EDT, the company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime to the operator.”

In case of any problems with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0)1452 586 513 (Standard International Dial In). Please Quote “Excel Maritime to the operator.”

A telephonic replay of the conference call will be available until August 18, 2008 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and audio webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007

(In thousands of U.S. Dollars, except for share and per share data)

	Second Quarter 2008	Second Quarter 2007
	Unaudited	Unaudited

REVENUES:
Voyage revenues	129,614	37,126
Time charter fair value amortization	75,651	—
Revenue from managing related party vessels	232	204
Revenue from operations	205,497	37,330

EXPENSES:
Voyage expenses	5,976	2,668
Charter hire expense	15,151	—
Commission to a related party	954	467
Vessel operating expenses	19,080	8,229
Depreciation expense	29,649	6,957
Amortization for drydocking and special survey	1,771	868
General and administrative expenses	11,065	2,873
	83,646	22,062

Gain on sale of vessels	—	6,194

Income from operations	121,851	21,462

OTHER INCOME (EXPENSES):

Interest and finance costs	(16,463)	(3,484)
Interest income	1,986	1,424
Interest rate swap gain, net	19,534	295
Foreign exchange losses	(70)	(40)
Other, net	(61)	(2)
Total other income (expenses), net	4,926	(1,807)

Net income before taxes, minority interest and income from investment in affiliate	126,777	19,655

US source income taxes	(244)	(56)

Net income before minority interest income from investment in affiliate	126,533	19,599

Minority interest	51	—
Income from investment in affiliate	175	354

Net income	126,759	19,953

Earnings per common share, basic	$ 3.18	$ 1.00
Weighted average number of shares, basic	39,836,681	19,949,644
Earnings per common share, diluted	$ 3.14	$ 1.00
Weighted average number of shares, diluted	40,376,857	19,960,736

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2007

(In thousands of U.S. Dollars, except for share and per share data)

	First Half 2008	First Half 2007
	Unaudited	Unaudited

REVENUES:
Voyage revenues	199,138	72,991
Time charter fair value amortization	75,651	—
Revenue from managing related party vessels	465	365
Revenue from operations	275,254	73,356

EXPENSES:
Voyage expenses	10,144	5,146
Charter hire expense	15,151	—
Commission to a related party	1,822	913
Vessel operating expenses	28,127	16,523
Depreciation expense	37,641	14,075
Amortization for drydocking and special survey	3,268	1,555
General and administrative expenses	14,832	5,280
	110,985	43,492

Gain on sale of vessels	—	6,194

Income from operations	164,269	36,058

OTHER INCOME (EXPENSES):

Interest and finance costs	(20,911)	(7,117)
Interest income	4,625	2,585
Interest rate swap gain, net	17,631	414
Foreign exchange losses	(208)	(51)
Other, net	(133)	(24)
Total other income (expenses), net	1,004	(4,193)

Net income before taxes, minority interest and income from investment in affiliate	165,273	31,865

US source income taxes	(489)	(112)

Net income before minority interest income from investment in affiliate	164,784	31,753

Minority interest	51	2
Income from investment in affiliate	404	463

Net income	165,239	32,218

Earnings per common share, basic	$ 5.53	$ 1.61
Weighted average number of shares, basic	29,895,936	19,949,644
Earnings per common share, diluted	$ 5.50	$ 1.61
Weighted average number of shares, diluted	30,048,407	19,960,001

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

At June 30, 2008 (UNAUDITED) AND DECEMBER 31, 2007

(In thousands of U.S. Dollars, except for share and per share data)

	June 30, 2008	December 31, 2007
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	127,264	243,672
Restricted cash	21,203	3,175
Accounts receivable	6,254	1,506
Other current assets	8,936	4,381
Total Current Assets	163,657	252,734

FIXED ASSETS:
Vessels, net	2,700,786	527,164
Advances for acquisition of vessels / newbuildings	179,907	—
Office furniture and equipment, net	1,729	1,466
Total Fixed Assets, net	2,882,422	528,630

OTHER NON-CURRENT ASSETS:
Goodwill	321,404	400
Deferred assets, net	14,625	15,119
Time charters acquired, net	284,394	—
Restricted cash	103,789	11,825
Investment in affiliate	15,900	15,688
Total Assets	3,786,191	824,396

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	278,127	39,179
Accounts payable	9,410	4,306
Other current liabilities	44,195	10,449
Current portion of financial instruments	20,819	2,056
Total Current Liabilities	352,551	55,990

Long-term debt, net of current portion and net of deferred financing fees	1,371,313	368,585
Time charters acquired, net	797,451	—
Financial instruments	13,481	—
Total Liabilities	2,534,796	424,575

Commitments and contingencies
Minority interest in equity of consolidated joint ventures	14,282	—

STOCKHOLDERS' EQUITY:
Preferred Stock	—	—
Common Stock	435	200
Additional paid-in capital	878,396	193,897
Other comprehensive loss	(66)	(65)
Retained earnings	358,537	205,978
Less: Treasury stock	(189)	(189)
Total Stockholders' Equity	1,237,113	399,821
Total Liabilities and Stockholders' Equity	3,786,191	824,396

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND JUNE 30, 2007 (UNAUDITED)

(In thousands of U.S. Dollars)

	June 30, 2008 Unaudited	June 30, 2007 Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income for the period	$ 165,239	$ 32,218
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,054	15,827
Time charter amortization	(67,336)	—
Unrealized interest rate swap gain	(21,018)	(263)
Straight-line revenue recognition adjustment	2,354	—
Gain on sale of vessel	—	(6,194)
Stock-based compensation	2,712	520
Income from investment in affiliate	(404)	(463)
Minority interest share in net loss of consolidated joint ventures	(51)	(2)
Changes in operating assets and liabilities:
Operating assets	(244)	1,030
Operating liabilities	18,338	2,816
Payments for dry docking and special surveys	(7,324)	(4,064)

Net cash from operating activities	135,320	41,425

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Quintana, net of cash acquired	(692,420)	—
Advances for vessel acquisitions / newbuildings	(8,820)	—
Additions to vessel cost	(341)	—
Additions to office furniture and equipment	(193)	(552)
Investment in affiliate	—	(11,000)
Proceeds from sale of vessel	—	15,740

Net cash used in investing activities	(701,774)	4,188

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	1,405,642	—
Repayment of long-term debt	(817,845)	(19,202)
Increase in restricted cash	(109,992)	—
Dividends paid	(12,680)	(3,931)
Payment of financing costs	(14,959)	—
Share capital issuance costs	(120)	—
Payment from a related party	—	2,024

Net cash used in financing activities	450,046	(21,109)

Net (decrease) / increase in cash and cash equivalents	(116,408)	24,504
Cash and cash equivalents at beginning of period	243,672	86,289

Cash and cash equivalents at end of the period	$ 127,264	$ 110,793

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$ 11,152	$ 6,706
U.S. source income taxes	533	162
Non-cash financing activities:
Class A common stock issued as part-consideration for acquisition of Quintana	682,333	—

Disclosure of Non-GAAP Financial Measures

We consider adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes plus deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains on swaps, which are significant non-cash items. The Company’s management uses adjusted EBITDA as a performance measure. The Company believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized losses (gains) from our swap transactions and any gains or losses on sale of vessels, both of which are significant non-cash items. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by weighted average shares outstanding (diluted). These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. The Company has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between the Company’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. After the acquisition of Quintana, Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (4 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 6 Handymax vessels) with a total carrying capacity of approximately 3.7 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s planned acquisition of Quintana and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to satisfy the closing conditions of the acquisition, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance during the second quarter and first half of 2008 compared to the corresponding period in the prior year. In the table below, The Panamax fleet includes both Kamsarmax and Panamax vessels and the Handymax fleet includes both Supramax and Handymax vessels: (in U.S. Dollars per day, unless otherwise stated):

Glossary of Terms

Average number of vessels This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total ownership days We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Operating days These are the ownership days less the aggregate number of off-hire days associated with major repairs, drydocks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Operating days under spot / short duration charter This is defined as available days under spot charters and / or time charters of a duration of less than six months.

Fleet utilization This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by ownership days for the relevant period.

Adjusted time charter equivalent per ship per day (“TCE”) This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses and time charter fair value amortization, by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Adjusted Time Charter Equivalent Calculation

(In thousands of U.S. Dollars)

	Second Quarter Ended June 30, 2008	Second Quarter Ended June 30, 2007
Voyage revenues	$ 205,265	$ 37,126
Voyage expenses	(6,930)	(3,135)
Time charter fair value amortization	(75,651)	—
Straight-line revenue adjustment	2,354	—
Total revenue, net of voyage expenses and time charter amortization	125,038	33,991
Total available days	3,752	1,352
Time Charter Equivalent	$ 33,329	$ 25,142

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
Voyage revenues	$ 274,789	$ 72,991
Voyage expenses	(11,966)	(6,059)
Time charter fair value amortization	(75,651)	—
Straight-line revenue adjustment	2,354	—
Total revenue, net of voyage expenses and time charter amortization	189,526	66,932
Total available days	5,296	2,817
Time Charter Equivalent	$ 35,786	$ 23,760

Net daily revenue We define this as the daily TCE rate including idle time.

Daily vessel operating expenses This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total ownership days for the relevant time period.

Daily general and administrative expense This is calculated by dividing general and administrative expense by total ownership days for the relevant time period.

Fleet List as of August 11, 2008:

The following table represents our fleet as of August 11, 2008. This table takes into account the fleet from the acquisition of Quintana:

Name	Type	Dwt	Year Built	TC Expiration Date (max period)	FV of Vessels at Merver *
Capesize
Lowlands Beilun	Capesize	170,162	1999	June 2010	131.0
Iron Miner	Capesize	177,000	2007	April 2012	160.5
Kirmar	Capesize	165,500	2001	June 2011	139.0
Iron Beauty	Capesize	165,500	2001	June 2010	139.0
Total Capesize	4	678,162

Kamsarmax
Iron Manolis	Kamsarmax	82,300	2007	December 2010	96.25
Iron Brooke	Kamsarmax	82,300	2007	December 2010	96.25
Iron Lindrew	Kamsarmax	82,300	2007	December 2010	96.25
Coal Hunter	Kamsarmax	82,300	2006	December 2010	93.25
Pascha	Kamsarmax	82,300	2006	December 2010	93.25
Coal Gypsy	Kamsarmax	82,300	2006	December 2010	93.25
Iron Anne	Kamsarmax	82,000	2006	December 2010	93.25
Iron Vassilis	Kamsarmax	82,000	2006	December 2010	93.25
Iron Bill	Kamsarmax	82,000	2006	December 2010	93.25
Santa Barbara	Kamsarmax	82,266	2006	December 2010	93.25
Ore Hansa	Kamsarmax	82,229	2006	December 2010	93.25
Iron Kalypso	Kamsarmax	82,204	2006	December 2010	93.25
Iron Fuzeyya	Kamsarmax	82,229	2006	December 2010	93.25
Iron Bradyn	Kamsarmax	82,769	2005	December 2010	90.75
Total Kamsarmax	14	1,151,497

Panamax
Grain Harvester	Panamax	76,411	2004	December 2010	85.75
Grain Express	Panamax	76,466	2004	December 2010	85.75
Iron Knight	Panamax	76,429	2004	December 2010	85.75
Coal Pride	Panamax	72,600	1999	June 2010	72.0
Iron Man (A)	Panamax	72,861	1997	August 2010	-
Coal Age (A)	Panamax	72,861	1997	December 2008	-
Fearless I (A)	Panamax	73,427	1997	September 2008	-
Barbara (A)	Panamax	73,390	1997	September 2008	-
Linda Leah (A)	Panamax	73,390	1997	October 2009	-
King Coal (A)	Panamax	72,873	1997	August 2011	-
Coal Glory (A)	Panamax	73,670	1995	August 2008	-
Isminaki	Panamax	74,577	1998	July 2009	n/a
Angela Star	Panamax	73,798	1998	January 2009	n/a
Elinakos	Panamax	73,751	1997	October 2009	n/a
Rodon	Panamax	73,670	1993	November 2008	n/a
Happy Day	Panamax	71,694	1997	January 2009	n/a
Birthday	Panamax	71,504	1993	September 2008	n/a
Renuar	Panamax	70,128	1993	February 2009	n/a
Powerful	Panamax	70,083	1994	July 2009	n/a
Fortezza	Panamax	69,634	1993	August 2008	n/a
First Endeavour	Panamax	69,111	1994	October 2009	n/a
Total Panamax	21	1,532,328			2,210.75

Supramax
July M	Supramax	55,567	2005	September 2008	n/a
Mairouli	Supramax	53,206	2005	August 2008	n/a
Total Supramax	2	108,773

	Type	Dwt	Year Built	TC Expiration Date (maximum period)
Handymax
Emerald	Handymax	45,588	1998	In dry dock	n/a
Marybelle	Handymax	42,552	1987	September 2008	n/a
Attractive	Handymax	41,524	1985	September 2008	n/a
Lady	Handymax	41,090	1985	In dry dock	n/a
Princess I	Handymax	38,858	1994	July 2009	n/a
Swift	Handymax	37,687	1984	September 2008	n/a
Total Handymax	6	247,299
GRAND TOTAL	47	3,718,059	8.7 Years (Average Age)

Fleet To Be Delivered	Type	Dwt	Delivery Range (B)
Sandra	Capesize	180,000	December 2008
Christine (C)	Capesize	180,000	May 2010
Hope (D)	Capesize	181,000	November 2010
Lillie (D)	Capesize	181,000	December 2010
Fritz (D)	Capesize	180,000	May 2010
Benthe (D)	Capesize	180,000	June 2010
Gayle Frances (D)	Capesize	180,000	July 2010
Iron Lena (D)	Capesize	180,000	August 2010
Total Fleet To Be Delivered	8	1,442,000

* These amounts reflect the fair values assigned to ex-Quintana vessels at the merger date. Excel vessels remain at book value in the financial statements.

(A)

These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B)

The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements. There can be no assurances that the vessels will be delivered timely or at all.

(C)

Excel holds a 42.8% interest in the joint venture that will own the vessel.

(D)

Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: August 11, 2008

By:

/s/ Stamatis Molaris

Stamatis Molaris

President and Chief Executive Officer